Mail Stop 3561

May 26, 2005

Irene Braham, President
Homassist Corporation
107-1520 McCallum Road, Suite #29
Abbotsford, British Columbia, Canada V2S 8B2

RE:  Homassist Corporation  ("the company")
        File No.  333-124405
        Registration Statement on Form SB-2
        Filed April 28, 2005

Dear Ms. Braham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please remove the paragraph stating your intent to apply for quotation on the OTC Bulletin Board unless you plan to commence quotation concurrent with the effectiveness of the registration statement.

Prospectus Summary and Risk Factors

The Company
2. Referring to the third sentence, please provide the basis for "[W]e do not expect to have revenues until at least three months after this registration statement becomes effective." or delete it.
Revise similar disclosure in the second risk factor on page 5.

3. We note that the basis for certain statements made in this section is limited research conducted via the Internet. Briefly summarize the information found and state the source(s) and the date of the information. Supplementally provide us with copies of this information.

Risk Factors

4. We note the disclosure in risk factor five that two of your officers/directors are employed full time "elsewhere". In another appropriate section of the prospectus, please disclose where these individuals work and clarify the type of work performed. Please consider whether their employment may pose a potential conflict of interest and if so, please add another risk factor addressing this issue.

5. Please add a risk factor discussing the control by management and the resultant risk.

Use of Proceeds

6. Please revise the title to the table be to read "Proceeds from Sale of Common Stock if All Shares Offered are Sold".

7. Please explain the disclosure that if less than 25% of the total offering is raised you will allocate proceeds to certain expenditures, including website development, when no funds are allocated to website development if you raise 25% of the total offering.

Dilution

8. Please reconcile the increase in net book value to existing shareholders assuming 100% of the offering is sold in the table with the disclosure in the paragraph immediately preceding the table.

9. Please revise the dilution table to add a column indicating the dilution if 25% of the offering is raised.


Plan of Distribution

10. We note your reliance upon Rule 3a4-1 in offering these securities through your officers and directors. Please disclose whether each individual offering securities is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation. Also, please disclose whether each individual is not at the time of his participation an associated person of a broker or dealer. See Rule
3a4-1(a)(1) and (3) of the Exchange Act.
11. Please specify how the "interested individuals and corporations" will be identified or located by the company`s officers and directors.
12. You refer to "subscription checks". Please clarify whether potential investors must complete a subscription form and submit it along with their check. If there is a subscription form, please file a copy of this form as an exhibit to the registration statement and revise the exhibit index to reflect this addition.


Directors, Executive Officers, Promoters and Control Persons

13. Since the company has no operations at this time, please specify
Ms. Legere`s activities "...devoting approximately thirty (30) hours a week to Homassist."

14. Further, please explain Ms. Legere "...is able to make substantial contributions during her days off."

15. Please disclose each person`s term of office as a director.

16. As required by Item 401 of Regulation S-B, please name the promoters.


Security Ownership of Certain Beneficial Owners and Management
17. Please update this information to the latest date practicable.
18. Please provide the disclosure required by Item 403(c) of Regulation S-B.





Description of Securities

19. Please explain the reference to preferred stockholders in the second paragraph of this section in light of the fact that preferred stock is not currently authorized.


Description of Business

Business Development

20. Please explain the statement that you do not have any present plans, proposals arrangements or understandings regarding the possibility of an acquisition or merger. Do you have future plans to conduct such activities? We may have further comment.

21. We note in the risk factor section, that the company plans to offer a "how to" course for non-professional caregivers and that this will be the sole course offered. Please briefly address this and its limitations on the business for the future. If management has any definitive plans to add services, this should be briefly discussed as well as the time-frame for adding these.

22. Please disclose where the classes will be held. Will they be limited to "senior information seminars" and local malls in the two named cities?

23. Briefly describe the course outline or plan. Will the instruction be given over a time period of weeks or be given in just one meeting?

24. We note the projection from the January 2003 report regarding projections for the following two years. Since this time period is past, please provide the actual statistics or explain the relevance of these projections now.

Competition and Competitive Strategy
25. Please disclose whether there are any services comparable to your services being offered by hospitals, hospices or not-for-profit agencies.





Distribution

26. Please revise the first paragraph to clarify whether the company will advertise its course on community television programs or plans to televise the course itself.

27. In the penultimate paragraph, you refer to creating and registering a website for the company. Please clarify whether you plan to advertise your course or whether the website will contain all of the educational material, and if so, whether the company plans to charge a fee for this service.

28. Clarify the meaning of "[S]o that our domain name is prominently listed Homassist will use titles to achieve this."


Patent, Trademark, License & Franchise Restrictions and
Contractual
Obligations & Concessions

29. Please disclose whether you have any patents, trademarks, or licenses. See Item 101(b)(7) of Regulation S-B.

Governmental Controls and Approvals
30. With regards to the last paragraph, please briefly address the potential future requirements and costs of Labor Standards and Occupational Health and Safety Standards. Also, please explain why you will not have any employees during the next year.

31. Please disclose the need for any governmental regulations of your business, including any licensing or certification requirements for the individuals providing training.

Research and Development Activities and Costs

32. Briefly outline the "limited research and investigation" undertaken by the company`s officers and directors.

33. Please estimate the amount spent during each of the last two fiscal years on research and development activities. See Item
101(b)(10) of Regulation S-B.

Employees
34. We note the statement that you have no employees. Please explain why the officers of the company are not considered employees.

Plan of Operations

35. Please provide the basis for the statement that you believe you can raise the necessary capital to complete development of your business within 2 to 3 months after effectiveness of the registration statement.

36. We note that this offering has no minimum. Please disclose your plan of operations if you are only able to raise nominal funding. Disclose how you plan to develop your business if you are unable to raise sufficient capital through this offering. We may have further comments.

37. Please provide the basis for your belief that if you raise funds from this offering or begin collecting revenues from operations within the next six months, you can fulfill your plan of operations.
There is no minimum to this offering and the company could earn minimal revenues and still not be able to fully implement the business plan.

38. Further, please provide the basis for your belief that you will
"begin collecting revenue from operations within the first year of this prospectus becoming effective" or remove.

39. Please provide greater discussion of your plan of operations, including detailed discussion of the various milestones in developing your business. For each milestone in your plan of operations, please disclose the anticipated time frame for commencing each phase and completing each phase and the estimated expenses associated with each. For example, provide the time frame for developing your brochure and discuss the estimated expense.

40. The information on page 19 simply repeats information from the use of proceeds and does not enhance the disclosure. Please revise.

41. Please disclose how long you can satisfy your cash requirements, as required by Item 303(a)(1)(i) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters
42. Please explain the statement that there are no promoters being used in relation to this offering. We direct your attention to Item
405 of Regulation C for the definition of "promoter."

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

43. Revise the last paragraph to reference management`s plans to resolve the doubtful status of the company as a going concern. In this regard, Note 3 should be revised to provide greater specificity regarding management`s plans, including the proposed offering.

Statement of Stockholders` Equity

44. Revise to provide dates and relevant details for each issuance of common stock as prescribed by paragraph 11(d) of FASB Statement
No.
7.

General

45. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.


Recent Sales of Unregistered Securities

46. Please disclose the sophistication of the investors.

Exhibits

47. Please file the legality opinion with the next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


 Please contact Donald Wiland at (202) 551- 3392 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies




CC:   W. Scott Lawler, Esq.
          (403) 272-3620 via fax

















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